EXHIBIT 99.1

RADA Electronic Industries Ltd. Announces the Appointment of Mr. Avi Israel to Succeed

Ms. Shiri Lazarovich as Chief Financial Officer

Netanya, Israel – November 15, 2017 – RADA Electronic Systems, Ltd. (NASDAQ: RADA), or the Company, announced today that Mr. Avi Israel has been appointed as Chief Financial Officer to succeed Ms. Shiri Lazarovich, who will cease to serve in that role effective November 30, 2017.

Mr. Israel served as the CEO of Logisticare Ltd., a private Israeli company and a leading Israeli provider of third-party logistics and supply chain services, since 2014. From 2010 until 2013 Mr. Israel served as the CEO of Brimag Communication Ltd., the Israeli importer and distributor of mobile phones and other cellular products manufactured by LG Corporation. Prior to that and since 2004, Mr. Israel served as the CFO and Deputy CEO, and later as CEO, of Telit Israel Ltd., an Israeli cellular company listed on the AIM stock exchange in London. Mr. Israel has a B.A. degree in Economics and Accounting and an M.B.A. degree, both from Bar-Ilan University, and is a certified public accountant (Israel).

The Company thanks Ms. Lazarovich for her many years of service and efforts on behalf of the Company and wishes Mr. Israel the best of success in his new role.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radars for force and border protection and avionics systems (including inertial navigation systems) for fighter aircraft and UAVs.

Company Contact: Gil Schwartz (VP, BD & Marketing) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com